Report regarding the addition of KoFC Woori Growth Champ 2010 No.3 Private Equity Fund as a
second-tier subsidiary of Woori Finance Holdings Co., Ltd.

Woori Investment & Securities Co., Ltd., a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), added KoFC Woori Growth Champ 2010 No.3 Private Equity Fund as its subsidiary on November 22, 2010.

Key details regarding the newly added second-tier subsidiary:

•	Name of company: KoFC Woori Growth Champ 2010 No.3 Private Fund

•	Capital Commitments as of November 22, 2010 (date of establishment):

KRW 100 billion

•	Primary business: KoFC Woori Growth Champ 2010 No.3 Private Fund is a partnership established under the Financial Investment Services and Capital Markets Act of Korea to engage in the private equity business by investing its assets mainly in businesses relating to certain new growth industries and distributing profits from such investments to the partners of the partnership.

•	Woori Investment & Securities Co., Ltd. is the general partner of KoFC Woori Growth Champ 2010 No.3 Private Equity Fund.

•	Number of all subsidiaries of Woori Finance Holdings after addition: 53

•	Date of addition as a subsidiary: November 22, 2010